

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 8, 2016

<u>Via E-mail</u>
Takaaki Matsuoka
President and CEO
Stemcell Holdings, Inc.
c/o Omotesando Helene Clinic, 3-18-17-6F
Minamiaoyama, Minato-ku,
Tokyo, Japan

> **Re: Stemcell Holdings, Inc.**
> **Form 10-12(G)**
> **Filed February 12, 2016**
> **File No. 000-55583**

Dear Mr. Matsuoka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Cover Page

2.   Please revise to provide your telephone number.

Item 1. Business

Form of Acquisition, page 4

3.   Please revise the fifth paragraph on page 5 to clarify whether you have an employment agreement with Dr. Matsuoka. If you have such an agreement, please revise to describe its material terms, either here or elsewhere in the filing, and file the same as an exhibit to your registration statement.

4.   Please disclose whether Dr. Matsuoka, your sole officer and director, will consider any post-transaction employment opportunities for himself in considering a proposed transaction. If applicable, discuss the potential conflicts of interest in the negotiation of a business combination, including the negotiation of employment agreements as part of the transaction.

Item 6. Executive Compensation

5.   The reference to "January 27, 2015 [emphasis added]" in the second sentence of the second paragraph appears to be a typographical error. Please revise as appropriate.

Summary Compensation Table, page 11

6.   Please reconcile your disclosure in the Summary Compensation Table indicating that Dr. Matsuoka was awarded or paid compensation for the period ended December 31, 2015 with your disclosure on page 10 indicating that he:
   - has not received any compensation from the Company to date; and
   - was appointed as your sole officer and director on January 27, 2016 (i.e., after the period ended December 31, 2015).

Item 7. Certain Relationships and Related Transactions..., page 12

7.   Please revise to disclose that you had a contributed expense of $2,500 paid by Frontier Limited on January 16, 2016, as disclosed under note 8 of the notes to the financial statements. We note that as of such date, Jeffrey DeNunzio was the sole officer and director of the company and that Thomas DeNunzio, Jeffrey DeNunzio's father, is the controlling party of Frontier Limited. Also revise to clarify whether such expense contribution represents a loan from Frontier Limited to the company, or other arrangement, and as applicable, please revise to describe the material terms of such loan or arrangement.

Item 10. Recent Sales of Unregistered Securities, page 13

8.   Please disclose the exemption from registration claimed, including a brief explanation of the facts relied upon to make the exemption available, with regard to the issuance of the 20,000,000 shares of common stock to Jeffrey DeNunzio on December 31, 2015. See Item 701(d) of Regulation S-K.

Exhibits

9.   Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:
- any written agreement, or document memorializing the terms of any oral agreement, relating to the company's issuance of 20,000,000 shares of restricted common stock to Jeffrey DeNunzio; and
- the Stock Purchase Agreement, dated January 27, 2016, between Jeffrey DeNunzio and Dr. Takaaki Matsuoka.

Exhibit 3.2

10.   We note that you filed the Certificate of Incorporation as exhibit 3.2, rather than the Amendment to Articles of Incorporation, as indicated in the exhibit index. Please revise to correct this apparent clerical error.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Tom DeNunzio